Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
February 9, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 13, 2023
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 16, 2024, with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 4 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.
Amendment No. 2 to Draft Registration Statement on Form S-1
General
1.Staff’s comment: We note your response to prior comment 5 that in connection with the Company’s emergence from bankruptcy, it issued 59,028,843 shares of common stock to the holders of certain creditor claims and separately pursuant to a rights offering conducted in connection with the bankruptcy process, and your response that some of the shares were issued in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code and the other shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. We also note your related disclosure under Item 15, “Recent Sales of Unregistered Securities.” With respect to the 50,160,694 shares to be resold under this registration statement, please tell us how many shares were issued in each of the following categories:
•to holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds in satisfaction of such claims in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code;
•to Riverstone and Talen MidCo LLC and certain of their respective designees in connection with the settlement of certain claims in reliance on the exemption from registration provided by Section 4(a)(2);
•to holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the rights offering, in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code; and
•to holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the rights offering, in reliance on the exemption from registration provided by Section 4(a)(2).
In addition, please tell us how many shares in each such category were issue to entities affiliated with Rubric Capital Management LP, the holder of approximately 23% of your outstanding common stock.

Response: The Company acknowledges the Staff’s comments and has provided a breakdown by category below with respect to the selling stockholders as of the date of Emergence (the date such shares were originally issued). The shares are held in book-entry form through the facilities of The Depository Trust Company (“DTC”). A portion of the shares are currently traded on the OTCQX U.S. Market and the remaining shares may be (and have been) traded in privately negotiated transactions directly between holders without the Company’s involvement; as a result, the Company does not have full visibility into trades that have occurred since Emergence. Rather, the Company only has current ownership information provided directly by the selling stockholders through standard selling stockholder questionnaires in connection with the registration statement; as further explained below, it is not possible to break this information down by the enumerated categories as of a date after the original issuances at Emergence.
Additionally, the shares issued at Emergence were aggregated on two DTC CUSIPs—one for the shares issued in reliance on the exemption from registration provided by Section 1145 of the Bankruptcy Code (such shares, the “1145 Shares”) and another for the shares issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act (such shares, the “4(a)(2) Shares”), in each case, without further earmarking the particular bankruptcy treatment resulting in each share’s issuance. Accordingly, following trading of the shares since Emergence, determining the particular category in which a selling stockholder’s currently held 1145 Shares or 4(a)(2) Shares originated, as requested by the Staff’s comment, is no longer possible with complete accuracy.
In an effort to be as responsive as possible to the Staff’s request, the breakdown by the requested categories of shares issued to the selling stockholders at Emergence is listed below. All Shares described below were issued to the Company’s existing creditors and/or equity holders at Emergence pursuant to the Company’s bankruptcy plan of reorganization. The Rights Offering Shares were only offered to the Company’s existing creditors in the bankruptcy process, and a portion was reserved for certain creditors that backstopped the offering, including for fees payable to them.
•3,917,161 shares were issued to the selling stockholders as holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds in satisfaction of such claims in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code, including 1,000,894 shares of which were issued to Rubric Capital Management LP and its affiliates (collectively, “Rubric”);
•833,701 shares were issued to Riverstone and Talen MidCo LLC and certain of their respective designees in connection with the settlement of certain claims in reliance on the exemption from registration provided by Section 4(a)(2), and none of which were issued to Rubric;
•620,486 shares were issued to selling stockholders as holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the Rights Offering in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code, including 158,552 shares of which were issued to Rubric;
•24,593,816 shares were issued to selling stockholders as holders of claims under TES’s Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the Rights Offering in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, including 6,284,048 of which were issued to Rubric;
•11,726,913 shares were issued to selling stockholders who were Backstop Parties in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as a portion of the Rights Offering shares held back for the Backstop Parties, including 3,272,451 shares of which were issued to Rubric;
•2,333,089 shares were issued to selling stockholders who were Backstop Parties in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as their pro rata portion of shares that were unsubscribed for in the Rights Offering, including 651,087 shares of which were issued to Rubric; and
•8,655,578 shares were issued to selling stockholders who were Backstop Parties in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code in lieu of cash payment by the Company of a portion of the fee payable to the Backstop Parties for their commitment to backstop the Rights Offering, including 2,415,379 shares of which were issued to Rubric.
2.Staff’s comment: Please revise to clarify the nature of the selling stockholders’ rights under the registration rights agreement and stockholders agreement. In addition, please tell us whether the company is seeking to undertake this initial public offering pursuant to the registration rights agreement or pursuant to rights exercised under the stockholders agreement to require the company to pursue and consummate an initial public offering or otherwise.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 137 and F-51 of the Revised Registration Statement to clarify the nature of the selling stockholders’ rights under the registration rights agreement and stockholders agreement. The registration rights agreement does not provide stockholders any right to require the Company to pursue an initial public offering. Instead, the registration rights agreement provides the stockholders party thereto with registration and other rights following the listing of the Company’s shares on a national securities exchange in the United States.
The stockholders agreement gives certain holders of at least 5% of the Company’s common stock (each, a “Designating Stockholder”) the right to designate one member of the Offering Committee; provided that the Designating Stockholders in the aggregate own at least 20% of the Company’s common stock. The Offering Committee has the right to request the Company to pursue and use its reasonable best efforts to consummate an underwritten initial public offering. Rubric is currently the only Designating Stockholder with a right to designate a representative to serve on the Offering Committee. Although Rubric designated such a representative, certain stockholders, including Rubric, have had conversations with the Company with respect to registering their shares.
No contractual rights held by the stockholders under the stockholders agreement or otherwise have been exercised to require the Company to pursue an underwritten public offering. Based on the Company’s regular dialogue with stockholders and other factors the Board continually evaluates in its business judgement, the Board has determined it is in the best interest of the Company to pursue an uplisting and register the shares of common stock held by certain stockholders for resale rather than pursue an underwritten public offering.
3.Staff’s comment: Please provide more detail regarding the company’s intention to uplist to the Nasdaq Global Select Market. Additionally, please tell us the listing standard you intend to rely upon in listing your common stock and explain whether and how you intend to meet Nasdaq’s initial listing requirements, including whether and how this registration statement would assist the company in meeting such listing requirements.
Response: The Company acknowledges the Staff’s comments and respectfully informs the Staff that the Company intends to apply to uplist on the Nasdaq Global Select Market. The applicable rules require a company currently traded on the over-the-counter market to meet the requirements listed and analyzed below under Nasdaq Listing Rule 5315.

In contrast, the Company is not conducting a “direct listing” as defined in Nasdaq Listing Rule IM-5315-1, or a “direct listing with a capital raise” as defined in Nasdaq Listing Rule IM-5315-2. Nasdaq Listing Rules IM-5315-1 and IM-5315-2 each define a “direct listing” as a listing on the Nasdaq Global Select Market by a company that has “sold common equity securities in private placements, which have not been listed on a national securities exchange or traded on the over-the-counter market pursuant to FINRA Form 211 immediately prior to the initial pricing.” The Company’s stock has traded on the over-the-counter market pursuant to FINRA Form 211 since June 23, 2023 when it began trading on the OTC Pink Market. Accordingly, Nasdaq Listing Rules IM-5315-1 and IM 5315-2 do not apply.
Additionally, Nasdaq has confirmed by phone that the Company’s listing plans would be categorized as an uplisting to the Nasdaq Global Select Market, rather than a direct listing. The Company will submit Nasdaq’s application entitled “Seasoned Company, Uplisting One or More Securities from Another U.S. Market,” which is intended for an uplisting of a company that is already traded on the over-the-counter market or another national U.S. exchange.
The Revised Registration Statement is intended to register for resale any restricted securities and any unrestricted securities that the selling stockholders may desire to sell pursuant to an effective shelf registration statement, including pursuant to a request in the future to be offered in an underwritten public offering pursuant to their rights in the registration rights agreement. In connection with such registration statement and the Nasdaq listing, the Company will be registering under both Section 15(d) and Section 12(b) of the Securities Exchange Act of 1934, as amended. The registration of the shares included by the selling stockholders in the Revised Registration Statement is not necessary to meet the initial listing requirements of the Nasdaq Global Select Market, because the Company can already meet these requirements due to the unrestricted securities trading on the OTCQX U.S. Market, as analyzed below.
Nasdaq Listing Rule 5315 Analysis:
•Bid Price Requirement: Nasdaq Listing Rule 5315(e)(1) requires a bid price of at least $4 per share. As of February 8, 2024, the closing sales price of the Company’s common stock as reported on the OTCQX U.S. Market was $66.00 per share.
•Unrestricted Publicly Held Shares Requirement: Nasdaq Listing Rule 5315(e)(2) requires at least 1,250,000 unrestricted publicly held shares. The Company had at least 9,887,299 unrestricted publicly held shares trading on the OTCQX U.S. Market (the “Company Unrestricted Public Shares”), representing the public float of the Company at Emergence. As mentioned above, the Company does not have full visibility into trades that have occurred since Emergence and thus, cannot guarantee whether this number has fluctuated as a result of private placement transactions by certain affiliates.
•Market Makers Requirement: Nasdaq Listing Rule 5315(e)(3) requires at least four registered and active market makers to be listed on the Nasdaq Global Select Market. There are at least three entities that are market makers for all Nasdaq-listed companies, and the

Company will ensure that at least one more entity serves as a market maker for the Company’s common stock.
•Average Daily Trading Volume Requirement: Nasdaq Listing Rule 5315(e)(4) requires a minimum average daily trading volume of 2,000 shares over the 30 day trading period prior to listing, with trading occurring on more than half of those 30 days. As of February 8, 2024, the Company Unrestricted Public Shares had an average daily trading volume of approximately 57,057 shares and traded on all 30 of such trading days.
•Ownership Requirement: Nasdaq Listing Rule 5315(f)(1) requires (i) (a) at least 450 round lot holders and (b) at least 50% of such round lot holders must each hold unrestricted securities with a market value of at least $2,500 (provided that (b) shall not apply to a company whose business plan is to complete one or more acquisitions), (ii) 2,200 total shareholders or (iii) a combination of 550 total shareholders and an average monthly trading volume over the prior 12 months of at least 1,100,000 shares per month. As of January 22, 2024, the Company has 530 round lot holders, and 100% of such round lot holders hold unrestricted securities with a market value of at least $2,500.
•Market Value Requirement: Nasdaq Listing Rule 5315(f)(2) requires either (i) a market value of unrestricted publicly held shares of at least $110 million or (ii) a combination of a market value of unrestricted publicly held shares of at least $100 million and a stockholders’ equity of at least $110 million. As of February 8, 2024, the market value of the Company Unrestricted Public Shares was approximately $652.6 million.
•Valuation Requirement: Nasdaq Listing Rule 5315(f)(3) requires a company to meet one of four valuation standards based on (i) earnings, (ii) capitalization with cash flow, (iii) capitalization with revenue or (iv) assets with equity. A company may satisfy the assets with equity standard under Nasdaq Listing Rule 5315(f)(3)(D) with (i) market capitalization of at least $160 million, (ii) total assets of at least $80 million and (iii) stockholders’ equity of at least $55 million. As of February 8, 2024, the total market capitalization of just the Company Unrestricted Public Shares was approximately $652.6 million. As of September 30, 2023, the Company’s total assets were approximately $6.8 billion and the Company’s stockholders’ equity was approximately $2.4 billion.
4.Staff’s comment: Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a registered broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 140, 141, 143, 144, 145 and 146 of the Revised Registration Statement to identify the selling stockholders that are affiliates of a broker-dealer. In addition, the Company has updated its disclosure with respect to such selling stockholder to indicate that such securities were purchased in the ordinary course of business and that, at the time of such purchase of the securities such selling stockholder is registering for resale, such selling stockholder did not have any arrangements or understandings, directly or indirectly, with any person to distribute the securities. Furthermore, the Company respectfully informs the Staff that each of Jefferies, LLC, Goldman Sachs & Co LLC, and BofA Securities, Inc. is a registered broker-dealer. However, such selling stockholders were not intended to be an “underwriter” for purposes of the offering of its shares of common stock. As a result, Jefferies, LLC, Goldman Sachs & Co LLC, and BofA Securities, Inc. are no longer included as selling stockholders and their shares have been removed from the Revised Registration Statement. None of the remaining selling stockholders listed in the Revised Registration Statement are registered broker-dealers.
5.Staff’s comment: We note your revised disclosure on page 130. Please revise to identify the Exchange and clarify whether your bitcoin and private keys are held in hot or cold storage pursuant to your custodial agreement with the Exchange.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 135 of the Revised Registration Statement accordingly.
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The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP